Notice to ASX/LSE 24 August 2021 Rio Tinto resumes operations at Richards Bay Minerals Rio Tinto has today commenced the process of restarting operations at Richards Bay Minerals (RBM) in South Africa. This follows a stabilisation of the security situation around the mine, supported by the national and provincial government, as well as substantive engagement with host communities and their traditional authorities. Rio Tinto chief executive Minerals Sinead Kaufman said “The safety and security of our people has been our priority throughout and we recognise the collaboration and constructive dialogue we have had with all stakeholders to get us into a position where we can restart operations and resume contributing to the host communities, KwaZulu-Natal and South Africa. I also acknowledge the resilience and dedication shown by all our people at RBM over the past weeks.” Operations will be ramping up to capacity as soon as possible. The overall impact of the suspension of operations, including the shutdown of furnace number 4 as announced on 21 July 2021, is still to be assessed. At this time, the force majeure declared on customer contracts remains in place. EXHIBIT 99.5

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com